Exhibit 99.1

Ambac Appoints Lisa G. Iglesias to Its Board of Directors
NEW YORK, NY, August 4, 2021 -- Ambac Financial Group, Inc. (the “Company”) (NYSE: AMBC), a financial services holding company, announced the appointment of Lisa G. Iglesias as a member of its Board of Directors, effective today. Ms. Iglesias will be a member of the Board’s Audit Committee. The Company also announced that Alexander D. Greene resigned from his position on the Board to pursue other opportunities.

“We are pleased to welcome Lisa Iglesias to Ambac’s Board of Directors. Lisa brings invaluable insurance and other business experience to our Board and will be a tremendous asset to Ambac as we execute on our strategic priorities to enhance long-term shareholder value,” said Jeffrey S. Stein, Chairman of the Board. “Alex Greene has been a highly engaged member of our Board since his appointment in 2015 and I wish to personally thank him for his significant contributions and dedication to Ambac during his tenure. We wish Alex the very best in his future endeavors.”

“It has been a privilege serving on Ambac’s Board and a difficult decision to leave. I wish everyone at Ambac great success as the business evolves and they advance other key initiatives,” said Mr. Greene.

Ms. Iglesias, Executive Vice President and General Counsel of Unum Group, has more than 20 years of legal, finance and risk management experience. At Unum, an international provider of workplace benefits and services, she manages the Legal, Enterprise Audit and Corporate Services functions.

“Lisa joins us on the heels of a transformational and exciting year for Ambac, following the launch in February of our specialty property and casualty insurance platform,” said Claude LeBlanc, President and Chief Executive Officer. “She brings a wealth of experience that will undoubtedly be beneficial to our next phase of growth."

“I am pleased to join Ambac’s Board and look forward to working with the other Directors and the management team to help shape the Company’s future,” said Ms. Iglesias.

Prior to her current roles, Ms. Iglesias acted as Senior Vice President and General Counsel of WellCare Health Plans and as General Counsel and Executive Vice President of Nordstrom, Inc. She is also a certified public accountant and worked as a tax specialist at KPMG Peat Marwick prior to practicing law.

Ms. Iglesias also serves on the board of the Public Education Foundation, a non-profit organization that provides training, research and resources to teachers and schools in the Chattanooga area.

Ms. Iglesias received her bachelor’s and master’s degrees in accounting from the University of South Florida, and her law degree from the University of Miami.

About Ambac
Ambac Financial Group, Inc. (“Ambac” or “AFG”), headquartered in New York City, is a financial services holding company. Ambac's subsidiaries include: Ambac Assurance Corporation and Ambac Assurance UK Limited, financial guarantee insurance companies currently in runoff; Everspan Indemnity Insurance Company and Everspan Insurance Company, specialty property & casualty program insurers; and Xchange Benefits, LLC and Xchange Affinity Underwriting Agency, LLC, property & casualty Managing General Underwriters. Ambac’s common stock trades on the New York Stock Exchange under the symbol “AMBC”. The Amended and Restated Certificate of Incorporation of Ambac contains substantial restrictions on the ability to transfer Ambac’s common stock. Subject to limited exceptions, any attempted transfer of common stock shall be prohibited and void to the extent that, as a result of such transfer (or any series of transfers of which such transfer is a part), any person or group of persons shall become a holder of 5% or more of Ambac’s common stock or a holder of 5% or more of Ambac’s common stock increases its ownership interest. Ambac is committed to providing timely and accurate information to the investing public, consistent with our legal and regulatory obligations. To that end, we use our website to convey information about our businesses, including the anticipated release of quarterly financial results, quarterly financial, statistical and business-related information. For more information, please go to www.ambac.com.
Contact
Lisa A. Kampf
Managing Director, Investor Relations
(212) 208-3177
lkampf@ambac.com

Source: Ambac Financial Group, Inc.
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